Exhibit 4.2A

PCS EDVENTURES!.COM, INC.

2004 NONQUALIFIED STOCK OPTION PLAN, AS AMENDED

Table of Contents

Article	Title
I	Purposes of the Plan
II	Amount of Stock Subject to Plan
III	Effective Date and Term of the Plan
IV	Administration
V	Eligibility
VI	Options: Price and Payment
VII	Use of Proceeds
VIII	Term of Options and Limitations on the Right of Exercise
IX	Exercise of Options
X	Nontransferability of Options and Stock Appreciation Rights
XI	Termination of Directors, Employees and Independent Contractors
XII	Adjustment of Shares; Effect of Certain Transactions
XIII	Right to Terminate Employees and Independent Contractors
XIV	Issuance of Certificates; Legends; Payment of Expenses
XV	Amendment of the Plan
XVI	Termination or Suspension of the Plan
XVII	Governing Law
XVIII	Partial Invalidity

PCS EDVENTURES!.COM, INC.

2004 NONQUALIFIED STOCK OPTION PLAN, AS AMENDED

I.  PURPOSES OF THE PLAN

1.01 PCS Edventures!.com, Inc. , an Idaho corporation ("Company"), desires to provide to certain of its directors, officers, employees and independent contractors and the directors, officers, employees and independent contractors of any subsidiary corporation or parent corporation of the Company who are responsible for the continued growth of the Company an opportunity to acquire a proprietary interest in the Company, and, therefore, to create in such directors, employees and independent contractors an increased interest in and a greater concern for the welfare of the Company.

The Company, by means of this 2004 Nonqualified Stock Option Plan (the "Plan"), seeks to retain the services of persons now serving in certain capacities and to secure the services of persons capable of serving in similar capacities.

1.02   The stock options (the "Options") offered pursuant to the Plan are a matter of separate inducement and are not in lieu of any salary or other compensation for the services of any director, employee, or independent contractor.

1.03   The Options are intended to be options that do not satisfy the requirements for Incentive Options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code").

II. AMOUNT OF STOCK SUBJECT TO THE PLAN

2.01   The total number of shares of common stock of the Company which may be purchased pursuant to the exercise of Options shall not exceed, in the aggregate, ten million (10,000,000) shares of the authorized common stock, no par value per share, of the Company (the "Shares"),

2.02   The Shares which may be acquired pursuant to the Plan may be either authorized but unissued Shares, Shares of issued stock held in the Company's treasury, or both, at the discretion of the Company. If and to the extent that Options expire or terminate without having been exercised, new Options may be granted with respect to Shares subject to such expired or terminated Options; provided, however, that the grant and the terms of such new Options shall in all respects comply with the provisions of the Plan.

III. EFFECTIVE DATE AND TERM OF THE PLAN

3.01   The Plan shall become effective on the date (the "Effective Date") on which the Plan is adopted by the Board of Directors of the Company (the "Board of Directors").

3.01a The Plan, As Amended on the ____ day of ____________ 2007 will be considered effective for the Options granted prior to this date wherein there are non-exercised Options, as well as all future issued Options.

3.02   The Company may, from time to time during the period beginning on the Effective Date and ending on April 30, 2014 (the "Termination Date"), grant Options to persons eligible to participate in the Plan, pursuant to the terms of the Plan. Options granted prior to the Termination Date may extend beyond the Termination Date, in accordance with the terms thereof.

3.03   A director, employee or independent contractor to whom Options are granted may be referred to in the Plan as a "Participant."

IV. ADMINISTRATION

4.01   The Board of Directors shall administer the Plan. A majority of the members of the Board of Directors shall constitute a quorum, and the act of a majority of the members of the Board of Directors shall be the act of the Board of Directors.

4.02   Subject to the express provisions of the Plan, the Board of Directors shall have the authority, in its discretion,

(i)  to determine the directors, officers, employees and independent contractors to whom Options shall be granted, the time when Options shall be granted, the number of Shares which shall be subject to each Option, the purchase price or exercise price of each Share which shall be subject to each Option, the period(s) during which Options shall be exercisable (whether in whole or in part), and the other terms and provisions of the Options (which are not required to be identical);

(ii)  to construe the Plan and the Options;

(iii)  to prescribe, amend and rescind rules and regulations relating to the Plan; and

(iv)  to make all other determinations necessary or appropriate for administering the Plan.

4.03   Without limiting the generality of the foregoing, the Board of Directors also shall have the authority to require, in its discretion, as a condition of the granting of any Option, that the Participant agree (i) not to sell or otherwise dispose of Shares acquired pursuant to such Option for a period of twelve (12) months following the date of acquisition of such Shares and (ii) that in the event of termination of directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement of such Participant with the Company, other than as a result of dismissal without cause, such Participant will not, for a period to be determined at the time of the grant of such Option, enter into any employment or participate directly or indirectly in any business or enterprise which is competitive with the business of the Company or any subsidiary corporation or parent corporation of the Company, or enter into any employment or participate directly or indirectly in any business or enterprise in which such person will be called upon to utilize special knowledge obtained through directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement with the Company or any subsidiary corporation or parent corporation of the Company. The determination of the Board of Directors on matters referred to in this Article IV shall be conclusive.

4.04   The Board of Directors may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred in the engagement of such counsel, consultant or agent shall be paid by the Company. No member or former member of the Board of Directors shall be liable for any action or determination made in good faith with respect to the Plan or any Option.

V. ELIGIBILITY

5.01 Options may be granted only to directors, officers, employees, and independent contractors of the Company, or of any subsidiary corporation or parent corporation of the Company now existing or hereafter formed or acquired. Any person who shall have retired from active employment by the Company, including such person having entered into an independent contractor agreement with the Company shall also be eligible to receive an Option.

VI. OPTIONS: PRICE AND PAYMENT

6.01   The purchase price for each Share purchasable pursuant to any Option shall be such amount as the Board of Directors shall determine to be appropriate; provided that once the price of the Option is fixed by the Board and the Agreement is issued, it shall not be altered.

6.02 Upon the exercise of an Option, the Company shall cause the purchased Shares to be issued only when the Company shall have received the full and complete purchase price for such Shares and any tax liability as determined by the Participant.

6.03 The Option will state if a cashless provision is available to the Participant.  If a cashless provision is provided and the Participant elects to use such provision, the Shares shall be delivered for sale to the Broker selected by the Company.  The Broker will then pay to the Company the amount of the purchase price, plus the amount of taxes as directed by the Participant.  The Broker will retain any fees incurred by such transaction prior to issuing the remaining amount of Shares or cash to the Participant.

6.04 The Option will state if a stock for stock provision is available to the Participant.  If a stock for stock provision is provided and the Participant elects to use such provision, the Shares owned by the Participant must be delivered to the Company along with any amount of taxes as determined by the Participant ~~.~~   At the time of receipt, the Company will direct the new shares to be issued to the Participant.

6.05 If the Participant does not wish to utilize the stock for stock or cashless provision, if provided in the Option, or no such provision exists, the Participant must deliver the full and complete purchase price for such Shares and any tax liability as determined by the Participant in cash to the Company.

VII. USE OF PROCEEDS

7.01 The cash proceeds of the sale of Shares subject to Options are to be added to the general funds of the Company and used for the Company's general corporate purposes, as the Board of Directors shall determine.

VIII.  TERM OF OPTIONS AND LIMITATIONS ON THE RIGHT OF EXERCISE

8.01   Any Option shall be exercisable at such times, in such amounts and during such period or periods as the Board of Directors shall determine at the date of the grant of such Option.

8.02  Subject to the provisions of Article XVI of the Plan, the Board of Directors shall have the right to accelerate, in whole or in part, from time to time, conditionally or unconditionally, the right to exercise any Option.

8.03   To the extent that an Option is not exercised within the period of exerciseability specified therein, such Option shall expire as to the then unexercised part. In no event shall an Option be exercisable for a fraction of a Share.

IX. EXERCISE OF OPTIONS

9.01 Any Option shall be exercised by the Participant holding such Option as to all or part of the Shares contemplated by such Option by giving written notice of such exercise to the Secretary of the Company at the principal business office of the Company, such written notice must specify the number of Shares to be purchased and a business day not more than fifteen (15) days from the date such notice is given, for the payment of the purchase price against delivery of the Shares being purchased. Subject to the provisions of Article XVI of the Plan, the Company shall cause certificates for the Shares so purchased to be delivered to the Participant at the principal business office of the Company, in exchange for payment of the full and complete purchase price, on the date specified in the notice of exercise.

9.02 For a Cashless Exercise the Participant shall deliver notice of such exercise, as specified by the Company,  to a broker selected by the Company indicating the number of shares to be exercised and if the net proceeds are to be paid to the Participant in stock or cash..

X.  NONTRANSFERABILITY OF OPTIONS AND STOCK APPRECIATION RIGHTS

10.01 No Option shall be transferable, whether by operation of law or otherwise, other than by will or the laws of descent and distribution, and any Option shall be exercisable, during the lifetime of a Participant, only by such Participant.

XI. TERMINATION OF DIRECTORS, EMPLOYEES AND INDEPENDENT CONTRACTORS

11.01 Upon termination of the directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement of any Participant with the Company and all subsidiary corporations and parent corporations of the Company, any Option previously granted to the Participant, unless otherwise specified by the Board of Directors in the Option, shall, to the extent not theretofore exercised, terminate and become null and void, provided that:

(i) if such Participant shall die while serving as a director, while in the employ of the Company or any such corporation, during the term of any independent contractor relationship or agreement, or during the term of any consulting relationship or agreement with the Company or any such corporation and at a time when such Participant was entitled to exercise an Option, the legal representative of such Participant, or such person who acquired such Option by bequest or inheritance or by reason of the death of such Participant, may, not later than three (3) years from the date of death, exercise such Option, to the extent not theretofore exercised, in respect of any or all of such number of Shares as specified by the Committee in such Option; and

(ii) if the directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement between the Company or any such corporation or any Participant to whom such Option shall have been granted shall terminate by reason of the Participant's retirement (at such age or upon such conditions as shall be specified by the Board of Directors), disability or dismissal by the Company or any such corporation other than "for cause" (as defined below), and while such Participant is entitled to exercise such Option, such Participant shall have the right to exercise such Option, to the extent not theretofore exercised, in respect of any or all of such number of Shares as specified by the Board of Directors in such Option, at any time up to and including (i) five (5) years after the date of such termination of directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement in the case of termination by reason of retirement or dismissal other than "for cause" and (ii) five (5) years after the date of termination of directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship agreement in the case of termination by reason of disability.

In no event, however, shall any person be entitled to exercise any Option after the expiration of the period of exerciseability of such Option as specified therein.

11.02 If a Participant voluntarily terminates his or her directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship or agreement with the Company and all subsidiary corporations and parent corporations of the Company, any Option granted pursuant to the Plan shall, unless otherwise specified by the Board of Directors in such Option, forthwith terminate within ninety (90) days with respect to any unexercised portion thereof.

11.03 If a Participant terminates his or her directorship, employment, term of any independent contractor relationship or agreement, or term of any consulting relationship or agreement with the Company and all subsidiary corporations and parent corporations of the Company "for cause", any Option granted pursuant to the Plan shall, unless otherwise specified by the Board of Directors in such Option, forthwith terminate with respect to any unexercised portion thereof.

11.04 If an Option shall be exercised by the legal representative of a deceased Participant or by a person who acquired an Option by bequest or inheritance or by reason of the death of any Participant, written notice of such exercise shall be accompanied by a certified copy of letter testamentary or equivalent proof of the right of such legal representative or other person to exercise such Option.

11.05 For the purposes of the Plan, the term "for cause" shall mean (i) with respect to an employee who is a party to a written agreement with, or, alternatively, participates in a compensation or benefit plan of the Company or a subsidiary corporation or parent corporation of the Company, which agreement or plan specifies a definition of "for cause" or "cause" (or words of similar meaning) for purposes of termination of employment pursuant thereto by the Company or such subsidiary corporation or parent corporation of the Company, "for cause" or "cause" as defined in the most recent of such agreements or plans; or (ii) in all other cases, as determined by the Board of Directors, in its sole discretion, (a) the willful commission by an employee or independent contractor of a criminal or other act that causes or probably will cause substantial economic damage to the Company or a subsidiary corporation or parent corporation of the Company or substantial injury or damage to the business reputation of the Company or a subsidiary corporation or parent corporation of the Company; (b) the commission by an employee or independent contractor of an act of fraud in the performance of such employee's or independent contractor's duties on behalf of the Company or a subsidiary corporation or parent corporation of the Company; (c) the continuing willful failure of an employee or independent contractor to perform the duties of such employee or independent contractor to the Company or a subsidiary corporation or parent corporation of the Company (other than such failure resulting from the employee's or independent contractor's incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to the employee or independent contractor by the Board of Directors; or (d) the order of a court of competent jurisdiction requiring the termination of the employee's employment, or term of any independent contractor relationship or agreement, or term of any consulting relationship agreement. For purposes of the Plan, no act, or failure to act, by an employee or independent contractor shall be considered "willful" unless done or omitted to be done by the employee or independent contractor not in good faith and without reasonable belief that the employee's or independent contractor's action or omission was in the best interest of the Company or a subsidiary corporation or parent corporation of the Company.

11.06 For the purposes of the Plan, an employment relationship shall be deemed to exist between a person and a corporation if, at the time of the determination, such person was an "employee" of such corporation. If a person is on maternity, military, or sick leave or other bona fide leave of absence, such person shall be considered an "employee" for purposes of the exercise of an Option and shall be entitled to exercise such Option during such leave if the period of such leave does not exceed ninety (90) days, or, if longer, if such person's right to reemployment with his or her employer is guaranteed either by statute or by contract.  If the period of leave exceeds ninety (90) days, the employment relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave, unless such person's right to reemployment is guaranteed by statute or contract.

11.07 An employee or independent contractor shall not be deemed terminated by reason of (i) the transfer of a Participant from the Company to a subsidiary corporation or a parent corporation of the Company or (ii) the transfer of a Participant from a subsidiary corporation or a parent corporation of the Company to the Company or by another subsidiary corporation or parent corporation of the Company.

XII. ADJUSTMENT OF SHARES; EFFECT OF CERTAIN TRANSACTIONS

12.01   In the event of any change in the issued and outstanding Shares as a result of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, split-up, split-off, spin-off, combination or exchange of shares, or other similar change in capital structure of the Company, an adjustment shall be made to each issued and outstanding Option such that each such Option shall thereafter be exercisable for such securities, cash or other property as would have been received in respect of the Shares subject to such Option had such Option been exercised in full immediately prior to such change, and such an adjustment shall be made successively each time any such change shall occur. The term "Shares" after any such change shall refer to the securities, cash or property then receivable upon exercise of an Option. In addition, in the event of any such change, the Board of Directors shall make any additional adjustment as may be appropriate to the maximum number of Shares subject to the Plan, the maximum number of Shares, if any, for which Options may be granted to any one employee or independent contractor, and the number of Shares and price per Share subject to outstanding Options as shall be appropriate to prevent dilution or enlargement of rights under such Options, and the determination of the Board of Directors as to these matters shall be conclusive.

12.02   For purposes of the Plan, a "change in control" of the Company occurs if (i) any "person" (defined as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act, as amended) other than the current owner is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing ten percent (10%) or more of the combined voting power of the Company's outstanding securities then entitled to vote for the election of directors; or (ii) during any period of two consecutive years, persons who at the beginning of such period constitute the Board of Directors cease for any reason to constitute at least a majority thereof; or (iii) the Board of Directors shall approve the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in clause (i) or (ii) above.

12.03   In the event of a change in control of the Company (defined above), the Board of Directors, in its discretion, may determine that, upon the occurrence of a transaction described in the preceding section, each Option issued and outstanding shall terminate within a specified number of days after notice to the holder, and such holder shall receive, with respect to each Share subject to such Option, an amount of cash equal to the excess of the fair market value of such Share immediately prior to the occurrence of such transaction increases the exercise price per Share of such Option. The provisions specified in the preceding sentence shall be inapplicable to an Option granted within six (6) months before the occurrence of a transaction described above, if the holder of such Option is a director or officer of the Company or a beneficial owner of the Company who is described in Section 16(a) of the Securities Exchange Act of 1934, unless such holder dies or becomes disabled prior to the expiration of such six-month period. Alternatively, the Board of Directors may determine, in its discretion, that all then issued and outstanding Options shall immediately become exercisable upon a change of control of the Company.

XIII. RIGHT TO TERMINATE EMPLOYEES AND INDEPENDENT CONTRACTORS

13.01 The Plan shall not impose any obligation on the Company or on any subsidiary corporation or parent corporation of the Company to continue the retention of any Participant. The Plan shall not impose any obligation on the part of any Participant to remain in the employ of the Company or of any subsidiary corporation or parent corporation thereof.

 XIV. ISSUANCE OF CERTIFICATES; LEGENDS

14.01   Upon any exercise of an Option and payment of the purchase price, if shares are issued, a certificate or certificates for the Shares as to which such Option has been exercised shall be issued by or on behalf of the Company in the name of the person exercising such Option and shall be delivered to or upon the order of such person.

XV. AMENDMENT OF THE PLAN

15.01 The Board of Directors may, from time to time, amend the Plan.  The rights and obligations pursuant to any Option granted before amendment of the Plan or any unexercised portion of such Option shall not be adversely affected by amendment of the Plan without the consent of the holder of such Option.

XVI. TERMINATION OR SUSPENSION OF THE PLAN

16.01 The Board of Directors may at any time and for any or no reason, suspend or terminate the Plan. The Plan, unless sooner terminated pursuant to Article III of the Plan or by action of the Board of Directors, shall terminate at the close of business on the Termination Date. An Option may not be granted while the Plan is suspended or after the Plan is terminated. Options granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except upon the consent of the person to whom such Option was granted. The power of the Board of Directors pursuant to Article IV of the Plan to construe and administer any Options granted prior to the termination or suspension of the Plan shall continue after such termination or during such suspension.

XVII. GOVERNING LAW

17.01 The Plan and all Options as may be granted pursuant thereto and all related matters shall be governed by, and construed and enforced in accordance with, the laws of the State of Idaho, as from time to time amended.

XVIII. PARTIAL INVALIDITY

18.01 The invalidity or illegality of any provision of the Plan shall not be deemed to affect the validity of any other provision of the Plan.

As adopted by the Board of Directors of the Company on this 28th day of April 2004, amended this 1st day of November 2007.

PCS Edventures!.com, Inc.,

an Idaho corporation

By: /s/

   Anthony A. Maher, President